TSX: CL, NYSE: CLU

CANADA LIFE AIMS TO LEAD CORE UK MARKETS

SEPTEMBER 30, 2002, TORONTO - Canada Life Financial Corporation (Canada Life™) today outlined a major strategic initiative that will focus on increasing the companys prominence in specific business areas within the U.K. market.

Canada Life will focus on its delivery of key products in its existing Group Life, Offshore Wealth Management and Retirement Income businesses, while strengthening its position in areas of Onshore Wealth Management and Individual insurance.

This is consistent with the companys recent strategic review of its overall position in the U.K. marketplace and the desire to increase market share in those areas that currently show the greatest strength and potential for growth.

In keeping with the strategic direction, Canada Life will close its direct sales force. The company has developed a process for agents to join national Independent Financial Advisor (IFA) firm Lighthouse Group plc. Lighthouse was identified as the preferred choice for the sales force, following an industry review. On November 1st, Lighthouse can begin providing the 198 member sales force with the necessary IFA proficiency training and support that will provide them with the opportunity to sell a wider assortment of products and increase their levels of commission.

"Canada Life has again demonstrated its commitment to pursuing opportunities that will encourage long-term growth in our chosen markets," said Ian Gilmour, Vice President and General Manager of Canada Lifes U.K. Division.

"By concentrating on more promising areas of growth and expertise, we intend to achieve greater positions in each of our selected businesses."

About Canada Life

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, founded in 1847 as the first domestic life insurance company in Canada, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Brazil, Germany, Hong Kong and the Caribbean.

After commencing operations in the United Kingdom in 1903, Canada Life now operates through its wholly owned subsidiary, Canada Life Limited.

For further information, contact:

Ardyth Percy-Robb

Corporate Communications Vice-President

416-597-1440, Ext. 6104

ardyth_percy-robb@canadalife.com

Brian Lynch

Vice President, Investor Relations

416-597-1440, Ext. 6693

brian_lynch@canadalife.com